Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our audited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the
Year Ended December 31, 2022

Since August 2019, when the delivery of our first tanker vessel Blue Moon took place, until August 2020, when the last container vessel Domingo was sold, our fleet was a mixture of container and tanker vessels. Accordingly, we had determined that we would operate under two reportable segments, one relating to our operations of container vessels (containers segment) and one to the operations of tanker vessels (tankers segment). Concurrently with the acquisition of our first tanker vessel, as the market environment for our containers fleet continued to be negative and with difficult employment opportunities, our management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment. In the first months of 2020, we acquired two additional tanker vessels, the P. Fos and the P. Kikuma. In August 2020, at the time when our fleet’s last container vessel was sold, we evaluated the results of the tanker vessels owned since 2019 and assessed that the prospects of the specific segment as positive. At that time, we determined that our decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all of our container vessels constituted a disposal of an entity’s segment, that will have a major effect on our operations and financial results. Furthermore, we determined that we will not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, which have been included in these consolidated financial statements, have been adjusted on the basis of presenting the discontinued operations’ figures separately.

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements, and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

A.          Operating Results

We have historically chartered our vessels to customers primarily pursuant to short-term and medium-term time charters, on spot voyages and pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. For vessels operating in pooling arrangements, we earn a portion of total revenues generated by the pool, net of expenses incurred by the pool. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers for the arrangement of the relevant charter, and have historically paid for a limited period of time management fees and commissions to third-party managers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as revenue (voyage, time-charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet (tanker and container vessels) for the periods indicated. The figures of 2022 and 2021 relate solely to our tankers’ fleet, as all of our container vessels were sold until 2020.

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Ownership days	2,069	1,825	1,689
Available days	2,039	1,735	1,689
Operating days	1,974	1,483	1,515
Fleet utilization	96.8%	85.5%	89.7%
Time charter equivalent (TCE) rate	$29,579	$9,963	$18,745
Daily operating expenses	$6,683	$6,740	$6,835

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$75,173	$36,491	$46,283
Less voyage expenses	$(14,861)	$(19,205)	$(14,622)
Voyage and time charter equivalent rates	$60,312	$17,286	$31,661
Available days	2,039	1,735	1,689
Time charter equivalent (TCE) rate	$29,579	$9,963	$18,745

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our tankers’ fleet (continuing operations) for the periods indicated.

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Ownership days	2,069	1,825	1,365
Available days	2,039	1,735	1,365
Operating days	1,974	1,483	1,202
Fleet utilization	96.8%	85.5%	88.1%
Time charter equivalent (TCE) rate	$29,579	$9,963	$20,228
Daily operating expenses	$6,683	$6,740	$6,746

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$75,173	$36,491	$42,045
Less voyage expenses	$(14,861)	$(19,205)	$(14,434)
Voyage and time charter equivalent rates	$60,312	$17,286	$27,611
Available days	2,039	1,735	1,365
Time charter equivalent (TCE) rate	$29,579	$9,963	$20,228

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our containers’ fleet (discontinued operations) for the periods indicated.

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Ownership days	0	0	324
Available days	0	0	324
Operating days	0	0	313
Fleet utilization	0%	0%	96.6%
Time charter equivalent (TCE) rate	$0	$0	$12,500
Daily operating expenses	$0	$0	$7,210

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Time charter revenues	$0	$0	$4,238
Less voyage expenses	$0	$0	$(188)
Time charter equivalent rates	$0	$0	$4,050
Available days	0	0	324
Time charter equivalent (TCE) rate	$0	$0	$12,500

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition, and specifications of our vessels;

•	levels of supply and demand in the shipping industry; and

•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot or pool charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot or pool charters, we mitigate our charter rates fluctuation exposure.

The vessels in our fleet are employed either on pool charters, on time-charters or on spot voyages. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Under pooling arrangements, bunkers expenses are usually deducted at source from the gross pool revenues, but at times they may also be directly on our account, depending on the terms of the specific pool agreement. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 0% to 2.5% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and we typically pay address commissions from 0% to 3.75% to our charterers. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract. Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for the tanker vessels, and had estimated 30 years for the container vessels, from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker and containership industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, effective June 15, 2020, under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2023, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2022, our aggregate outstanding debt amounted to $128.5 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated, and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past, and we may in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter, and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take, among other things, the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, mainly requires the following components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Estimates and Policies” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2022 and 2021, we did not record any impairment charge. In 2020, we recorded an impairment charge of $0.3 million for one of our container vessels as a result of its classification as held for sale.

Based on: (i) the carrying value of each of our vessels as of December 31, 2022 plus the carrying value of any unamortized dry docking cost and cost of any equipment not yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2022, the aggregate carrying value of all eight of our tanker vessels was less than their aggregate charter-free market values by approximately $119.9 million. Based on: (i) the carrying value of each of our vessels as of December 31, 2021 plus the carrying value of any unamortized dry docking cost and cost of any equipment not  yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2021, the aggregate carrying value of four of our tanker vessels exceeded their aggregate charter-free market values by approximately $13.1 million.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need of repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts, and various other shipping industry participants and observers.

As we obtain information from various industry reports and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.

				Carrying Value of vessels; net book value, unamortized drydock cost and cost of equipment not yet installed (in millions of US dollars)
Vessel		DWT	Year Built	At December 31, 2022	At December 31, 2021
1.	Blue Moon	104,623	2011	27.1	27.5	*
2.	Briolette	104,588	2011	26.9	28.6	*
3.	P. Fos	115,577	2007	0.0	24.8	*
4.	P. Kikuma	115,915	2007	22.3	23.4	*
5.	P. Yanbu	105,391	2011	19.9	21.0
6.	P. Sophia	105,071	2009	26.9	0.0
7.	P. Aliki	105,304	2010	36.3	0.0
8.	P. Monterey	105,525	2011	35.0	0.0
9.	P. Long Beach	105,408	2013	43.8	0.0
Total Carrying Value				238.2	125.3

*Indicates vessels for which we believe that their carrying values exceeded their charter-free market values.

Critical Accounting Estimates and Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies because they generally involve a comparatively higher degree of judgment in their application. Additionally, we have also assessed as critical accounting estimate the fair value measurements of our equity instruments and the impairment of long-lived assets. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this report.

Fair Value Measurements

We follow the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, we classify and disclose our assets and liabilities carried at the fair value in one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value measurement assumes that an instrument classified in the shareholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in shareholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument.

The fair values of the Series B and Series C Preferred Shares at their issuance, as well as the fair value of the Series C Preferred Shares and of the Warrants that were assessed on the date of triggering of their down-round feature, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs. Determining the fair value of the equity instruments requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of the preferred stock.  For the estimation of the fair values of the equity instruments we used the Black & Scholes and the discounted cash flow model, as applicable, and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility and expected life of convertibility option. Indicatively, the expected volatility used in our various valuations during the year fluctuated in a range from 77% to 148% from January 2022 to December 2022, depending, as applicable, on the expected life of convertibility option which fluctuated between 1 and 5 years in the non-recurring fair value measurements performed during the year.

Accounting for Revenues

Since our vessels are employed under time and voyage charter contracts, we disaggregate our revenue from contracts with customers by the type of charter (time charters, spot charters and pool arrangements).

We have determined that all of our time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e., port dues, canal tolls, pilotages, and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel's operations (i.e., speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel's charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without the owner's crew and other operating services. In the case of time charter agreements, the agreed charter rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We, as a lessor, elected to apply the practical expedient which allowed us to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met.

Spot, or voyage, charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. We have determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, our voyage charters do not contain a lease and are accounted for in accordance with ASC 606. More precisely, we satisfy our single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers' reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents a form of variable consideration and is recognized as the performance obligation is satisfied. We have taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

For vessels operating in pooling arrangements, we earn a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including our vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating lease on the accrual basis and is recognized in the period in which the variability is resolved. We recognize net pool revenue on a quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

Vessel Cost

Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels, related drydock costs and cost of any equipment not yet installed, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydocking costs and any cost of equipment not yet installed, we evaluate the vessel for an impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. We determine the fair value of our vessels based on assumptions, by making use of available market data and taking into consideration third-party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans, and overall market conditions. Conditions in the shipping market, with decreased charter rates and decreased vessel market values, are conditions that we consider indicators of potential impairment. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels' operating expenses, vessels' residual value, dry-dock costs, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. We also take into account factors such as the vessels' age and employment prospects under the then current market conditions, and determine the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates. It is reasonably possible that the estimate of undiscounted cash flows may change in the future due to changes in current rates which could adversely affect the average rates being utilized and could result in impairment of certain of our vessels.

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, as well as historical utilization of other vessels of similar type and size considering our recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to be 89% for the tanker vessels, and had estimated 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys),  assumptions in line with our historical performance since the acquisition of our tanker vessels, peers' historical performance, and our expectations for future fleet utilization under our fleet employment strategy. The current conditions in the shipping market, the physical condition of our vessels, and our current business plans, are conditions that we consider as indicators of a potential impairment. As such, for 2022, we assessed that there were no indications for potential impairment of any of our vessels. For 2021 and 2020, the review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts did not result in a recognition of impairment charge, while the respective review for our container vessels for 2020 also did not indicate impairment charges.

RESULTS OF OPERATIONS Results of Operations (Continuing Operations)
	For the Years Ended December 31,
	2022	2021	variation	% change
	in millions of U.S. dollars
Revenue	75.2	36.5	38.7	106.0%
Voyage expenses	(14.9)	(19.2)	4.3	(22.4)%
Vessel operating expenses	(13.8)	(12.3)	(1.5)	12.2%
Depreciation and amortization of deferred charges	(9.3)	(7.5)	(1.8)	24.0%
General and administrative expenses	(6.7)	(5.7)	(1.0)	17.5%
Gain on vessels' sale	9.5	0.0	9.5	-
Provision for credit losses and write offs	0.0	(0.2)	0.2	-100.0%
Interest and finance costs	(4.0)	(1.8)	(2.2)	122.2%
Interest income	0.3	0.0	0.3	-
Gain from property sale	0.0	0.1	(0.1)	(100.0)%
Net income / (loss) from continuing operations	36.3	(10.1)	46.4	(459.4)%

Results of Operations (Discontinued Operations)
	For the Years Ended December 31,
	2022	2021	variation	% change
	in millions of U.S. dollars
Other income	0.0	0.4	(0.4)	(100)%
Net income from discontinued operations	0.0	0.4	(0.4)	(100)%

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all relevant periods presented.

Year ended December 31, 2022, compared to the year ended December 31, 2021

Net Income / (Loss) from continuing operations. Net income from continuing operations for 2022 amounted to $36.3 million, compared to a net loss of $10.1 million in 2021. The income of the year ended December 31, 2022, was mainly attributable to the higher revenues by 38.7 million that the Company generated during the year compared to 2021, as a result of the overall improved market conditions in the tankers’ industry in 2022, the increase in fleet ownership days as a consequence of the purchase of the new vessels during 2022, the increase in the fleet utilization as compared to 2022 due to the increased employment of vessels in time charters and pool arrangements, the decrease in voyage expenses by $4.3 million as a consequence of decrease in the employment under voyage charter agreement, and the gain of $9.5 million from the sale of the vessel P. Fos.

 Net Income from discontinued operations. Net income from discontinued operations for 2022 amounted to $0.0 million, compared to a net income of $0.4 million, which relates exclusively to a charterers’ compensation for a crane damage that we received during the year for our container vessel Domingo, which we sold in 2020.

Revenues from continuing operations. Revenues from continuing operations for 2022 amounted to to $75.2 million, compared to $36.5 in 2021. In 2022, revenues increased as a result of higher average time charter equivalent rates achieved by the Company during the year. On average, the TCE’s achieved by our tankers vessels amounted to $29,579 in 2022 and $9,963 in 2021. Furthermore, the increase was further enhanced by the increase in fleet utilization, as well as the increase in operating days during 2022, following the increase of the fleet during the year.

Voyage Expenses from continuing operations.  Voyage expenses from continuing operations for 2022 amounted to $14.9 million, compared to $19.2 million in 2021. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party and related party brokers. The decrease in voyage expenses in 2022 compared to 2021 was mainly attributable to the fact that our vessels have entered into an increased proportion of time-charter agreements and pool voyage agreements during the year, where the bunkers and the port expenses are paid by the charterers, relative to 2021, when our vessels were mainly employed on spot voyages. This decrease was partially offset by increased average bunker costs in 2022 as compared to 2021, as a result of the general increase in bunker prices.

 Vessel Operating Expenses from continuing operations. Vessel operating expenses from continuing operations for 2022 amounted to $13.8 million, compared to $12.3 million in 2021, and mainly consist of crew wages and related costs, consumables and stores, insurances, repairs and maintenance costs, environmental compliance and other miscellaneous expenses. The operating expenses increase is justified by the increase in the average number of tanker vessels owned by us, after the acquisition of four tanker vessels in 2022 (and the disposal of one tanker vessel also within the year), counterbalanced by the decrease in the average daily operating expenses in 2022. On an average basis, daily operating expenses for our tanker vessels decreased during the year ($6,683 in 2022, as compared to $6,740 in 2021).

Depreciation and Amortization of Deferred Charges from continuing operations.  Depreciation and amortization of deferred charges in 2022 amounted to $9.3 million, compared to $7.5 million in 2021, and mainly represent the depreciation expense and the amortization of the dry-dock costs for our tanker vessels. The increase in 2022 is mainly attributable to the increased ownership days, and also due to the additional amortization of deferred charges recorded in 2022 after the drydocks performed in the second half of 2021.

General and Administrative Expenses from continuing operations. General and administrative expenses from continuing operations for 2022 amounted to $6.7 million, compared to $5.7 million in 2021, and mainly consist of payroll expenses of the office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to increased employees’ bonuses and legal fees, and was partially counterbalanced by lower compensation cost on restricted stock awards.

Gain of vessel’s sale from continuing operations. Gain of vessel’s sale for 2022 amounted to $9.5 million compared to $0 million in 2021 and solely relates to the gain from the disposal of vessel P. Fos.

Provision for Credit Losses and Write-Offs from continuing operations. Provision for credit losses and write offs from continuing operations for 2022 was $0 million, compared to $0.2 million in 2021, and represents the allowance for estimated credit losses on our outstanding short-term receivables, being freight and demurrage receivables, and the related write offs.

Interest and Finance Costs from continuing operations. Interest and finance costs from continuing operations for 2022 amounted to $4.0 million, compared to $1.8 million in 2021. The increase in 2022 is attributable to the increase of our average debt outstanding, and also due to increased average interest rates for our bank and related-party loan facilities, which were 5.02% for 2022 and 2.90% for 2021.

Interest Income from continuing operations. Interest income from continuing operations for 2022 and 2021 amounted to $0.3 million and $18 thousand respectively, and mainly consisted of interest income received on deposits of cash and cash equivalents.

Other Income from discontinued operations. Other income from discontinued operations for 2022 amounted to $0 million compared to $0.4 million for 2021 and relates exclusively to a charterers’ compensation for a crane damage that we received during the year for our container vessel Domingo, which we sold in 2020.

Year ended December 31, 2021, compared to the year ended December 31, 2020

 Please refer to our annual report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 11, 2022.

B.          Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. For our vessels operating in the spot or pool market, their future operating cash flows carry a level of uncertainty, because of the significant hire rates fluctuations over time. Our short- and long-term liquidity needs have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, payment of loan interest and principal, and payments of dividends. In addition, we would require capital to fund any additional vessel acquisitions and associated debt service.

During the COVD-19 pandemic, global financial markets, including financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. More recently, the conflict in Ukraine and resulting sanctions have disrupted supply chains and cause instability in the energy markets and the global economy, which have experienced significant volatility. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

As of December 31, 2022 and 2021, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $27.4 million and $4.2 million, respectively. Management monitors the Company’s liquidity position to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Currently, and in the short- and long-term, our primary sources of funds are and are expected to be available cash, cash from operations, proceeds from long-term debt and proceeds from equity offerings, or a combination of those. We believe that our working capital will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the period presented in the financial statements included in this report, and that these sources of funds which we anticipate being available to us will be sufficient to meet our long-term liquidity needs. Additionally, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the tankers’ charter market, that are beyond our control.

 Cash Flow (Continuing and Discontinued Operations)

As of December 31, 2022, cash and cash equivalents amounted to $38.7 million (including compensation cash balances of $10.5 million), compared to $9.6 million (including compensation cash balances of $5.0 million) for the prior year.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Net Cash Provided by / (Used in) Operating Activities

Net cash provided by operating activities in 2022 amounted to $33.8 million.Net cash used in operating activities in 2021 amounted to $3.1 million (out of which approximately $0.4 million was cash provided by operating activities of the discontinued operations). Net cash used in operating activities in 2020 amounted to $13.2 million (out of which approximately $0.9 million was cash used in operating activities of the discontinued operations). Cash from operations in 2022 increased compared to 2021, mainly due to the higher revenues generated during 2022 as a result of the recovery market conditions in the tankers’ shipping industry. Cash from operations in 2021 decreased compared to 2020, mainly due to the lower revenues generated during 2021 as a result of the weak market conditions in the tankers’ shipping industry.

Net Cash Provided by/ (Used in) Investing Activities

Net cash used in investing activities in 2022 was $113.0 million and consists of $2.1 million we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels (continuing operations), $143.4 million that we paid for the acquisition of four tanker vessels (continuing operations), $32,6 million net proceeds received from the sale of one Aframax tanker vessel during the year (continuing operations), and $27 thousand we paid for equipment additions.

Net cash used in investing activities in 2021 was $0.8 million and consists of $1.8 million we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels (continuing operations), $1.0 million we received from the sale of a plot of land located in Athens, Greece to a subsidiary of Diana Shipping Inc. (continuing operations), and $8 thousand we paid for equipment additions (continuing operations).

Net cash used in investing activities in 2020 was $40.1 million and consists of $63.4 million that we paid for the acquisition of three tanker vessels (continuing operations), $0.2 million that we paid for equipment additions (continuing operations), and $23.5 million net proceeds received from the sale of two container vessels during the year (discontinued operations). Also, the parent company (continuing operations), received an amount of $24.4 million, representing a return of capital from discontinued operations, which is eliminated in consolidation.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities from continuing operations in 2022 was $109.3 million, and consists of $5 million of related parties loans proceeds, $108.6 million of bank loan proceeds, $70 thousands of repayments of related party loans, $30.3 million of bank loan repayments, $26.1 million proceeds from issuance of common stock,  $1.8 million proceed from issuance of common stock under ATM program, $0.9 million that we paid for the repurchase of our common shares and $0.9 million that we paid as cash dividends to our shareholders.

Net cash used in financing activities from continuing operations in 2021 was $7.9 million, and related solely to principal repayments of our long-term bank debt (continuing operations).

Net cash provided by financing activities from continuing operations in 2020 was $22.0 million, and consists of $34.8 million of bank loan proceeds, $9.2 million of bank loan repayments, $0.6 million of equity issuance and financing costs, $0.6 million that we paid for the repurchase of our common shares, $1.5 million that we paid for the re-purchase of our Series C preferred shares, $0.4 million that we paid for the re-purchase of our Series B preferred shares and $0.5 million that we paid as cash dividends to our shareholders. Net cash used in financing activities for discontinued operations was $24.4 million and relates to the return of capital to the parent company from container ship-owning companies. Such outflow is eliminated in the consolidated cash flows.

Loan Facilities

As at December 31, 2022, we had $128.5 million of long-term debt outstanding under our bank loan facilities. As of March 22, 2023, we had $124.3 million aggregate amount of indebtedness outstanding under our bank loan facilities.

As of December 31, 2022, and the date of this report, we have not used any derivative instruments for hedging purposes or other purposes.

Nordea Bank Abp, Filial i Norge (Nordea):

On July 24, 2019, we, through two of our wholly-owned subsidiaries (the "Initial Borrowers"), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million (as amended from time to time, the "Nordea Facility"). The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette. In July and November 2019, the Initial Borrowers drew down the maximum amount of $16.5 million each.

On December 23, 2019, we, through the "Initial Borrowers" and one new wholly-owned subsidiary (collectively "the Borrowers"), entered into the first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million. The purpose of the amended agreement was to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos (ex Virgo Sun), and in all other respects included identical terms to the initial agreement of July 2019. On January 22, 2020, we drew down the amount of $14.0 million to support the acquisition of the vessel P. Fos (ex Virgo Sun), whose delivery took place on January 27, 2020.

On March 20, 2020, we signed the second amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $59.0 million. The purpose of the second amendment and restatement loan agreement was to provide additional financing of up to $12.0 million for the acquisition of the tanker vessel P. Kikuma (ex FSL Shanghai), and in all other respects included identical terms to the prior agreement of December 2019. On March 26, 2020, we drew down the amount of $12.0 million. The vessel P. Kikuma was delivered to us on March 30, 2020.

On December 9, 2020, we refinanced the outstanding indebtedness relating to the vessels P. Fos and P. Kikuma in the aggregate amount of $21.2 million using a portion of the proceeds from the Piraeus Facility (described below). Concurrently, we entered into a Supplemental Loan Agreement with Nordea, to amend the existing repayment schedules of the Blue Moon and Briolette tranches and to amend the major shareholder's clause included in the agreement. The First and Second Amendment and Restatement Loan Agreements, and the Supplemental Loan Agreement with Nordea included substantially identical terms to the Initial Agreement.

In November  2021, Nordea provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through June 30, 2022, and effective July 1, 2022, the respective clause was reinstated to its initial requirements.

As of December 31, 2022, the outstanding balance on the Nordea Facility was $20.7 million.

Piraeus Bank S.A.:

On December 3, 2020, we, through three of our subsidiaries (collectively the "Piraeus Bank Borrowers"), entered into a loan agreement with Piraeus Bank S.A. ("Piraeus Bank") for a senior secured term loan facility of up to $31.5 million (the "Piraeus Facility"), to refinance the existing indebtedness of the vessels "P. Fos" and "P. Kikuma" under the Nordea Facility, described above, and partially finance the acquisition cost of the vessel "P. Yanbu", which was delivered to us on December 15, 2020. As of December 31, 2020, we drew down an aggregate amount of $30.0 million under the loan agreement, and no amount remained available for drawdown thereafter.

The “P. Fos” trance was repaid in full and released from the loan agreement in November 2022, due to the vessels’ sale. Furthermore, the “P. Yanbu” and the “P. Kikuma” trances were also released from the specific loan agreement in July and December 2022, respectively, as part of their refinancing under the new loan agreements with Piraeus Bank signed in June and November 2022 (discussed below), and as such, the specific loan agreement was terminated.

In June 2022, we, through our vessel-owning subsidiaries of the vessels “P. Sophia” and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31.9 million. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24.6 million and refinance the existing indebtedness of $7.3 million of the vessel “P. Yanbu”. The Company utilized the full amount of $31.9 million in July 2022. As of December 31, 2022, the outstanding balance on the Piraeus Facility of the vessels “P. Sophia” and “P. Yanbu”, was $31.1 million.

Later, in November 2022, we, through our vessel-owning subsidiaries of the vessels “P. Monterey” and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37.4 million. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29.6 million and refinance the existing indebtedness of $7.8 million of the vessel “P. Kikuma”. We utilized an amount of $36.5 million in November 2022, which remained outstanding as of December 31, 2022.

In November 2021, Piraeus Bank provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through September 30, 2022, and effective October 1, 2022, the respective clause was reinstated to its initial requirements.

Alpha Bank S.A.:

In November 2022, we, through our vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18.3 million. The maximum loan amount was drawn down upon the vessel’s delivery to us in November 2022. As of December 31, 2022, the outstanding balance on the Alpha Bank Facility for “P. Aliki” was $18.3 million.

In  December 2022, we, through our vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22.0 million. The maximum loan amount was drawn down upon the vessel’s delivery to us in December 2022. As of December 31, 2022, the outstanding balance on the Alpha Bank Facility for “P. Long Beach” was $22.0 million.

Mango Shipping Corp.:

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping Corp., an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The loan had a term of one year from the date of the agreement, bore interest of 9.0% per annum, and was drawn in arrears at our request. The agreement also provided for arrangement fees of $0.2 million payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. We drew down the $5.0 million loan amount in two advances in March 2022.

On October 17, 2022, we entered into a stock purchase agreement with Mango pursuant to which we agreed to issue to Mango in a private placement  1,314,792 Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held then by Mango, and (ii) the agreement by Mango to apply $4.9 million (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by us of the unsecured credit facility. The transaction was approved by a special independent committee of our Board of Directors. On October 19, 2022, we repaid the remaining amounts due of $70, together with accrued interest, and terminated the credit facility.

Covenants and Security

Our loan facilities have financial covenants, which require us to maintain, among other things:

•	Minimum hull value of the financed vessels.

•	Minimum cash liquidity. As at December 31, 2022, and December 31, 2021, the compensating cash balance required under our loan agreements amounted to $10.5 million and $5.0 million, respectively.

Our loan facilities also contain undertakings limiting or restricting us from, among other things:

•	Effecting dividend distributions following the occurrence of an event of default.

•	Effecting certain changes in shareholdings.

Our secured loan facilities are generally secured by, among other things:

•	A parent guarantee by Performance Shipping Inc.

•	First priority mortgages over the financed tanker vessels.

•	First priority assignments of earnings, insurances and of any charters exceeding durations of two years.

•	Pledge over the borrowers' shares and over their earnings accounts.

•	Undertakings by the vessels' managers.

As at December 31, 2022, and the date of this report, we were in compliance with all of our loan covenants.

Capital Expenditures

Our future capital expenditures relate to the purchase of vessels, building of vessels and vessel upgrades. Our primary sources of funds will be available cash, cash from operations, proceeds from long-term debt and equity contributions from shareholders, or a combination of those.

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (H1515) has a gross contract price of $63.3 million and we expect to take delivery of it by the end of October 2025. The purchase price of the newbuilding will be paid in five instalments, with the first one at $9.5 million, the second, third and fourth at $6.3 million each, and the final instalment for the balance of the amount or $34.9 million.

We also expect to incur additional capital expenditures for vessels’ improvements and when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we fund with cash on hand.

C.          Research and Development, Patents and Licenses

From time to time, we incur expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are capitalized to vessel's cost upon such vessel's acquisition or expensed, if the vessel is not acquired, however, historically, such expenses were not material.

D.          Trend Information

Tanker Shipping Market

The global outbreak of COVID-19 in 2020 caused wide ranging operational disruptions and created uncertainty over charter rates and demand for seaborne crude oil transportation, a trend which continued into 2021. Nevertheless, due to widespread vaccine programs and several containment measures in place, and the recovery in economic activity, global crude oil demand increased by 2.2% in 2022 supported by the global need for crude oil restocking and is currently projected to rise by 1.8% in 2023 (101.4 million barrels per day).

'Headline' fundamentals across the crude oil tanker sector currently appear balanced for 2023, as crude tanker dwt demand is projected to grow by 6.7% while the crude tanker fleet is projected to grow marginally by 2.0%.  With respect to the Aframax tanker segment, which is the market in which we operate, crude Aframax dwt demand is currently projected to increase by 4.6% in 2023 supported by recovering crude oil demand from China and other developing regions in Asia. The ongoing conflict between Russia and Ukraine has had a material impact on seaborne crude oil and refined petroleum products trade up to now, while   the longer-term impact of the geopolitical crisis in the tanker markets remains a challenging factor which remains to be seen. Nevertheless, sanctions imposed to Russia by the U.S., United Kingdom and the EU among other countries, including the recent ban on Russian crude oil and refined petroleum products which was enforced in December 2022 and February 2023 respectively, resulted in significant shifts in crude oil trade patterns towards longer-haul destinations, thus supporting tanker charter rates and tonne-mile demand.

According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2022 was a daily TCE rate of $55,967. This compares to an estimated daily TCE rate of $8,242 in 2021.

Specifically, in the Aframax crude oil tanker segment it is expected that the trading Aframax crude tanker fleet will grow by just 0.2% in 2023, while demand for transportation via crude Aframax tankers will rise by 4.6% in the same period.

The above market outlook update is based on information, data and estimates derived from industry sources, and there can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this report to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available. The statements in this “Trend Information” section are forward-looking statements based on our current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein.

Effects of COVID-19 Pandemic

Commencing from the latter part of the second quarter of 2020, principally as the result of the impact of the COVID-19 pandemic, oil production has declined. This development, which negatively impacted the demand for oil tankers during the second half of 2020, continued throughout 2021. However, during the year ended December 31, 2022, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future.

Impact of War in Ukraine

Furthermore, the outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Impact of Inflation and Interest Rate Increases

Also, we see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

E.          Critical Accounting Estimates

For a description of all our principal accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this report, and for our critical accounting estimates, see paragraph “Critical Accounting Estimates and Policies” discussed above.